Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER OF 2005
-   Quarterly Revenues Grow 33% Year-over-Year to $17.2 Million
-   GAAP EPS 3 Cents
-   Adjusted EPS 8 Cents
-   Company Increases 2005 Financial Guidance

JERSEY CITY, N.J. — May 3, 2005, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced its financial results for the first quarter ended March 31, 2005.

First quarter 2005 revenues were $17.2 million, up 33% year-over-year from $12.9 million in the first quarter of 2004 and down 3% sequentially from $17.7 million in the fourth quarter of 2004.

On a GAAP (Generally Accepted Accounting Principles) basis, net income for the first quarter of 2005 was $514,000, or $0.03 per diluted share, compared with net income of $260,000, or $0.02 per diluted share, in the first quarter of 2004 and net income of $1,109,000, or $0.07 per diluted share, in the fourth quarter of 2004.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA n Tel: +1-201-946-1100 n Fax: +1-210-946-1313
www.fundtech.com

Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech’s adjusted net income for the first quarter of 2005 was $1.2 million, or $0.08 per diluted share, compared with $0.9 million, or $0.06 per diluted share, in the first quarter of 2004 and $1.8 million, or $0.12 per diluted share, in the fourth quarter of 2004. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“Fundtech’s revenue growth in the first quarter compared to last year was fueled by the success of our products at the high end of the market,” said CEO Reuven Ben Menachem. “We further penetrated existing customers and added new customers to our roster, taking advantage of the global trend to increase automation of financial transactions.”

“On the operations side, we completed the integration of the Cashtech and Datasphere acquisitions and, we believe Fundtech is well positioned for further revenue and net income growth in 2005,” continued Ben Menachem.

First quarter highlights:

•  Closed 32 new deals and added five new bank customers
•  Closed 13 new system sales: seven PAYplus USA, four CASHplus, one Recon and one interbank connectivity
•  In the U.S., closed ASP and disaster recovery services transactions, which are expected to generate $2.5 million of revenues over the next five years.
•  Generated increased revenues in connection with our new initiative in the securities trading settlement market

Guidance
The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

Fundtech is increasing its revenue guidance for the second quarter of 2005 and also is increasing its revenue and earnings guidance for full-year 2005. Fundtech’s guidance for the third and fourth quarter of 2005 remains unchanged.

For the second quarter of 2005, Fundtech expects revenues of between $17.2 million and $17.5 million, and GAAP earnings per diluted share, including all amortization expenses, of $0.04 to $0.05. Adjusted earnings per diluted share, excluding all amortization expenses, are expected to be $0.08 to $0.09.

For full-year 2005, Fundtech currently expects 2005 revenues of between $70.4 million to $71.7 million, compared with previous guidance of $68.0 million to $70.0 million. The range for GAAP earnings per diluted share has increased to between $0.22 and $0.25 from prior guidance of between $0.20 and $0.24. Adjusted earnings per diluted share, before all amortization expenses, are expected to be in the range of $0.40 to $0.43, versus a previous range of $0.38 to $0.42.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 10:00 a.m. (ET) today, Tuesday, May 3, to discuss the Company’s first-quarter 2005 results and financial guidance, and to answer questions from the investment community.

To participate, please call 866-500-4964 or 011-972-3-925-5910 and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

A replay of the conference call will be available for playback from noon (ET) May 3 until midnight (ET) May 10. The replay may be accessed by dialing 877-332-1104 or 972 (3) 925-5934.

This call will also be webcast live on: http://www.fundtech.com. An online replay will be available until May 10.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA n Tel: +1-201-946-1100 n Fax: +1-210-946-1313
www.fundtech.com

About Fundtech
Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to second-quarter revenues; second-quarter GAAP earnings per share; second quarter adjusted earnings per share; full-year 2005 revenues; full-year GAAP earnings per share; and full-year 2005 adjusted earnings per share. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements; a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ending December 31, 2003. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA n Tel: +1-201-946-1100 n Fax: +1-210-946-1313
www.fundtech.com

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	March 31,	December 31,
	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$27,974	$27,810
Marketable securities - short term	11,136	8,620
Trade receivables, net	16,629	17,588
Other accounts receivable, prepaid expenses and inventories	2,585	1,765
Total current assets	58,324	55,783

Marketable securities - long term	13,464	9,591
Severance pay fund	683	676
Long term lease deposits	996	924
Prepaid expenses	1,356	1,352
Property and equipment, net	8,764	8,204
Goodwill, net	15,088	15,078
Other assets, net	6,601	7,273
Total assets	$105,276	$98,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,778	$1,896
Deferred revenues	14,973	8,204
Accrued restructuring expenses	445	445
Employee and payroll accruals	2,251	2,673
Other accounts payable and accrued expenses	3,916	4,648
Total current liabilities	23,363	17,866

Accrued severance pay	766	751
Accrued restructuring and other expenses	195	281
Other long term liabilities	170	178
Total liabilities	24,494	19,076

Shareholders' equity:
Share capital	44	43
Additional paid-in capital	141,892	141,274
Accumulated other comprehensive loss	(76)	80
Accumulated deficit	(60,990)	(61,504)
Treasury stock, at cost	(88)	(88)
Total shareholders' equity	80,782	79,805
Total liabilities and shareholders' equity	$105,276	$98,881

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2005	2004
Revenues:
Software license	$4,572	$3,453
Hosting services	2,559	1,817
Maintenance	4,824	4,105
Professional services	5,186	3,500
Hardware sales	39	27
Total revenues	17,180	12,902

Operating expenses:
Software licenses costs	170	150
Amortization of capitalized software development costs	394	394
Amortization of other intangible assets	279	235
Maintenance, hosting and services costs	6,892	4,847
Hardware costs	36	19
Software development	3,448	2,540
Selling and marketing	3,210	2,743
General and administrative	2,198	1,780
Total operating expenses	16,627	12,708

Operating income	553	194
Financial income, net	254	179
Income taxes	(293)	(113)
Net income	$514	$260

Net income per share:
Net income used in computing income per share	$514	$260
Basic income per share	$0.03	$0.02
Diluted income per share	$0.03	$0.02
Shares used in computing:
Basic income per share	14,715,867	14,532,549
Diluted income per share	15,587,864	15,332,028

Adjusted net income per share:
Adjusted net income used in computing income per share	$1,187	$889
Adjusted net income per share	$0.08	$0.06
Shares used in computing adjusted net income per share	15,587,864	15,332,028

Reconciliation of net loss to adjusted net income:
Net income	$514	$260
Amortization	673	629
Adjusted net income	$1,187	$889

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended
	March 31,
	2005	2004
CASH FLOWS FROM OPERATIONS:
Net income	$514	260
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,447	1,315
Decrease (increase) in trade receivables and long-term trade receivables	750	(453)
(Increase) in other accounts receivable, prepaid expenses and inventories	(864)	(764)
(Decrease) increase in trade payables	(100)	1,059
Decrease (increase) in deferred revenues	7,019	7,718
(Decrease) in employee and payroll accruals	(391)	(614)
(Decrease) increase in other accounts payable and accrued expenses	(711)	770
(Decrease) in accrued restructuring expenses	(86)	(139)
Increase in accrued severance pay, net	8	8
(Decrease) increase in accrued interest on marketable securities	(23)	(15)
Loss on disposition of fixed assets	—	—
Net cash provided by operations	7,563	9,145

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from held-to-maturity marketable securities	—	4,069
Investment in held-to-maturity marketable securities	(2,496)	—
Investment in long term held-to-maturity marketable securities	(3,870)	(5,576)
Purchase of property and equipment	(1,411)	(856)
Increase in long-term lease deposits and prepaid expenses	(72)	(499)
Investments in subsidiaries (Appendix A)	(10)	—
Net cash used in investing activities	(7,859)	(2,862)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	619	53
Increase in other long-term assets	2	—
Net cash provided by financing activities	621	53

Effect of exchange rate on cash and cash equivalents	(161)	(66)

Increase (decrease) in cash and cash equivalents	164	6,270
Cash and cash equivalents at the beginning of the period	27,810	28,900
Cash and cash equivalents at the end of the period	$27,974	$35,170

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income as contained in the Company's press release:
	Three Months Ended
	March 31,				December 31,
	2005		2004		2004

Reconciliation of net income (loss) to adjusted net income:

Net income (loss)	$514	[a]	$260	[a]	$1,109	[a]
Amortization of capitalized
software development costs	394		394		394
Amortization of other intangible assets	279		235		261

Adjusted net income	$1,187		$889		$1,764

Adjusted net income per share	$0.08		$0.06		$0.12

Shares used in computing
adjusted net income per share	15,587,864		15,332,028		15,260,032

[a]	Net income per share (diluted) was approximately $0.03 , $0.02 and $0.07 for the three months ended March 31, 2005 and 2004 and the three months ended December 31, 2004, respectively.